October 2017

Pricing Sheet dated October 31, 2017 relating to

Preliminary Terms No. 1,925 dated October 16, 2017
Registration Statement Nos. 333-200365; 333-200365-12
Filed pursuant to Rule 433

Morgan Stanley Finance LLC

STRUCTURED INVESTMENTS

Opportunities in International Equities

Contingent Income Auto-Callable Securities due November 4, 2020

All Payments on the Securities Based on the Worst Performing of the MSCI Emerging Markets IndexSM and the EURO STOXX 50® Index

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – OCTOBER 31, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying indices:	MSCI Emerging Markets IndexSM (the “MXEF Index”) and EURO STOXX 50® Index (the “SX5E Index”)
Aggregate principal amount:	$2,786,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	October 31, 2017
Original issue date:	November 3, 2017 (3 business days after the pricing date)
Maturity date:	November 4, 2020
Early redemption:

If, on any redemption determination date, beginning on January 31, 2018, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed on any early redemption date if the index closing value of either underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.
Contingent quarterly coupon:

A contingent coupon at an annual rate of 8.05% (corresponding to approximately $20.125 per quarter per security) will be paid on the securities on each coupon payment date but only if the closing value of each underlying index is at or above its respective coupon barrier level on the related observation date.

If, on any observation date, the closing value of either underlying index is less than the respective coupon barrier level for such underlying index, we will pay no coupon for the applicable quarterly period. It is possible that one or both underlying indices will remain below their respective coupon barrier levels for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount and the contingent quarterly coupon with respect to the final observation date

If the final index value of either underlying index is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index.  Under these circumstances, the payment at maturity will be less than 80% of the stated principal amount of the securities and could be zero.

Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$967.10 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions	Proceeds to us(3)
Per security	$1,000	$20(1)
		$5(2)	$975
Total	$2,786,000	$69,650	$2,716,350
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, Morgan Stanley & Co LLC., a fixed sales commission of $20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and  Poor’s Financial Services LLC. The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, and S&P Dow Jones Indices LLC makes no representation regarding the advisability of investing in the securities.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 1925 dated October 16, 2017

Product Supplement for Auto-Callable Securities dated February 29, 2016           Index Supplement dated January 30, 2017

Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley Finance LLC

Contingent Income Auto-Callable Securities due November 4, 2020

All Payments on the Securities Based on the Worst Performing of the MSCI Emerging Markets IndexSM and the EURO STOXX 50® Index

Principal at Risk Securities

Terms continued from previous page:
Redemption determination dates:	Quarterly, beginning January 31, 2018, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Redemption Dates” below, subject to postponement for non-index business days and certain market disruption events.
Redemption dates:	Quarterly, beginning February 5, 2018, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Redemption Dates” below. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Coupon barrier level:	With respect to the MXEF Index: 895.264, which is 80% of its initial index value With respect to the SX5E Index: 2,939.16, which is 80% of its initial index value
Downside threshold level:	With respect to the MXEF Index: 895.264, which is 80% of its initial index value With respect to the SX5E Index: 2,939.16, which is 80% of its initial index value
Initial index value:	With respect to the MXEF Index: 1,119.08, which is its index closing value on the pricing date With respect to the SX5E Index: 3,673.95, which is its index closing value on the pricing date
Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the larger percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Redemption Dates” below; provided that if any such day is not a business day, that contingent quarterly coupon, if any, will be paid on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date will be paid on the maturity date
Observation dates:	Quarterly, as set forth under “Observation Dates, Coupon Payment Dates and Redemption Dates” below, subject to postponement for non-index business days and certain market disruption events. We also refer to October 30, 2020 as the final observation date.
CUSIP / ISIN:	61768CSC2 / US61768CSC28
Listing:	The securities will not be listed on any securities exchange.

Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Redemption Dates

Observation Dates / Redemption Determination Dates	Coupon Payment Dates / Redemption Dates
January 31, 2018	February 5, 2018
April 30, 2018	May 3, 2018
July 31, 2018	August 3, 2018
October 31, 2018	November 5, 2018
January 31, 2019	February 5, 2019
April 30, 2019	May 3, 2019
July 31, 2019	August 5, 2019
October 31, 2019	November 5, 2019
January 31, 2020	February 5, 2020
April 30, 2020	May 6, 2020
July 31, 2020	August 5, 2020
October 30, 2020 (final observation date)	November 4, 2020 (maturity date)

October 2017	Page 2